Exhibit 99.1

Enlivex Receives Israeli Ministry of Health Authorization for the Initiation of a Phase I/II Trial Evaluating Allocetra Combined with Chemotherapy in Patients with Peritoneal Metastases Arising from Solid Cancers

•	Trial will be the first clinical study of Allocetra™ in patients with cancer, following encouraging preclinical data presented at the International Society for Gene and Cell Therapy 2022 conference, and preclinical data in ovarian cancer presented at the American Society of Clinical Oncology 2022 conference

Nes-Ziona, Israel, June 6, 2022 (GLOBE NEWSWIRE) – Enlivex Therapeutics Ltd. (Nasdaq: ENLV, the “Company”), a clinical-stage macrophage reprogramming immunotherapy company targeting diseased macrophages in patients with sepsis and solid tumors, today announced that the Israeli Ministry of Health (MOH) authorized the initiation of a company-sponsored Phase I/II clinical trial evaluating Allocetra™ combined with chemotherapy in patients with peritoneal metastases arising from solid cancer.

Peritoneal cancer, whether originating from a primary tumor within the peritoneum or from a metastatic tumor elsewhere in the body, is a terminal disease with a poor prognosis. Patients with peritoneal metastases are in urgent need of novel treatment options, as standard-of-care (SOC) chemotherapy provides only modest survival benefits. The median survival of patients with peritoneal metastases differs based on the location of the primary tumor but is frequently poor, with survival rates of 2.9 months, 6.5 months, and 6.9 months reported for cancers of pancreatic, gastric, and colorectal origins, respectively.

The planned Phase I/II trial is an open-label dose escalation and expansion trial that is expected to enroll a total of approximately 12 patients across four cohorts. It is designed to evaluate the safety and potential preliminary efficacy of Allocetra™ combined with SOC chemotherapy in patients with peritoneal metastases arising from solid cancer. The study will begin with two cohorts of intra-patient and intra-cohort dose escalation to determine the maximum feasible dose (MFD) of Allocetra™ in this population, followed by two additional cohorts comparing administration of Allocetra™ at the selected dose either before or after administration of SOC via a pressurized intraperitoneal aerosol chemotherapy procedure (PIPAC; a technique applied when patients are not eligible to receive the standard treatment due to a considerable tumor load, or large quantities of persistent ascites and other circumstances).

Intraperitoneally delivered Allocetra™ and SOC chemotherapy administered via PIPAC will be given to patients every six weeks. Systemic chemotherapy will also be administered per the treating oncologist’s plan. The primary endpoint is the number and severity of Allocetra-related adverse events and serious adverse events during the 16-week period, starting from the first administration of study treatment. Secondary endpoints include efficacy assessments, such as best overall response rate (ORR), progression-free survival, and overall survival. Changes from baseline in macrophage and immune cell characteristics in peritoneal fluid and tissues will also be assessed as an exploratory endpoint.

Currently, the efficacy of many anti-cancer agents is hampered by the body’s tumor defense mechanisms that facilitate the recruitment of macrophages which become "pro-tumor" tumor associated macrophages (TAMs) rather than "anti-tumor" macrophages. The TAMs typically form a physical layer on top of the solid tumor and induce immunosuppression in the solid tumor microenvironment. This in-turn promotes tumor growth and metastasis and contributes to poor clinical outcomes and response to therapy. Previously reported preclinical data from solid tumor models suggest that Allocetra™ has the potential to reprogram pro-tumor macrophages back to their homeostatic state and may thereby promote disease resolution and provide patients that do not respond well to existing FDA-approved therapies with an effective treatment option.

Einat Galamidi, M.D., Vice President, Medical of Enlivex, stated: “Receiving this authorization from the MOH is an important step toward expanding Allocetra’s potential therapeutic impact into oncology. Our preclinical studies suggest Allocetra™ may enhance the efficacy of a broad range of therapeutic agents by weakening tumor defense mechanisms through a novel mechanism of action that drives macrophage populations towards a more anti-cancer state. We look forward to beginning the clinical evaluation of this hypothesis through both this chemotherapy combination study and an additional planned solid tumor study that will evaluate Allocetra™ combined with a checkpoint inhibitor.”

Enlivex plans to initiate the Phase I/II trial evaluating Allocetra™ in combination with chemotherapy in patients with peritoneal metastases arising from solid cancer in Q3 2022. The Company also expects to initiate a Phase I/II trial evaluating Allocetra™ in combination with an immune checkpoint inhibitor in late 2022.

ABOUT ALLOCETRATM

Allocetra™ is being developed as a universal, off-the-shelf cell therapy designed to reprogram macrophages into their homeostatic state. Diseases such as solid cancers, sepsis, and many others reprogram macrophages out of their homeostatic state. These non-homeostatic macrophages contribute significantly to the severity of the respective diseases. By restoring macrophage homeostasis, Allocetra™ has the potential to provide a novel immunotherapeutic mechanism of action for life-threatening clinical indications that are defined as "unmet medical needs", as a stand-alone therapy or in combination with leading therapeutic agents.

ABOUT ENLIVEX

Enlivex is a clinical stage macrophage reprogramming immunotherapy company developing Allocetra™, a universal, off-the-shelf cell therapy designed to reprogram macrophages into their homeostatic state. Resetting non-homeostatic macrophages into their homeostatic state is critical for immune system rebalancing and resolution of life-threatening conditions. For more information visit https://enlivex.com/.

Safe Harbor Statement: This press release contains forward-looking statements, which may be identified by words such as "expects," "plans," "projects," "will," "may," "anticipates," "believes," "should," "would", "could," "intends," "estimates," "suggests," "has the potential to" and other words of similar meaning, including statements regarding expected cash balances, market opportunities for the results of current clinical studies and preclinical experiments, the effectiveness of, and market opportunities for, ALLOCETRATM programs. All such forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that forward-looking statements involve risks and uncertainties that may affect Enlivex's business and prospects, including the risks that Enlivex may not succeed in generating any revenues or developing any commercial products; that the products in development may fail, may not achieve the expected results or effectiveness and/or may not generate data that would support the approval or marketing of these products for the indications being studied or for other indications; that ongoing studies may not continue to show substantial or any activity; and other risks and uncertainties that may cause results to differ materially from those set forth in the forward-looking statements. The results of clinical trials in humans may produce results that differ significantly from the results of clinical and other trials in animals. The results of early-stage trials may differ significantly from the results of more developed, later-stage trials. The development of any products using the ALLOCETRATM product line could also be affected by a number of other factors, including unexpected safety, efficacy or manufacturing issues, additional time requirements for data analyses and decision making, the impact of pharmaceutical industry regulation, the impact of competitive products and pricing and the impact of patents and other proprietary rights held by competitors and other third parties. In addition to the risk factors described above, investors should consider the economic, competitive, governmental, technological and other factors discussed in Enlivex's filings with the Securities and Exchange Commission, including in the Company's most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. The forward-looking statements contained in this press release speak only as of the date the statements were made, and we do not undertake any obligation to update forward-looking statements, except as required under applicable law.

ENLIVEX CONTACT
Shachar Shlosberger, CFO
Enlivex Therapeutics, Ltd.
shachar@enlivexpharm.com

INVESTOR RELATIONS CONTACT

Eric Ribner

LifeSci Advisors

eric@lifesciadvisors.com